October 24, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust // SCA Absolute Return Fund and SCA Directional Fund (each a “Fund”, collectively referred to as the “Funds”),

Dear Mr. Grzeskiewicz:

On September 3, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the Funds, each a series of the Registrant, filed Post-Effective Amendment No. 532 to its Registration Statement under the Securities Act of 1933 on Form N-1A to reflect a new name for each Fund (the Granite Harbor Alternative Fund and Granite Harbor Tactical Fund, respectively), along with a revised investment objective for each Fund.  On October 21, 2013 you provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

Comment 1.  The prospectus filed is only for Investor Class shares and the registration statement states that Class A shares are no longer available for purchase.  Please explain whether there are current shareholders holding Class A shares, or the status of Class A shares of the Fund.

RESPONSE.  Class A has not commenced operations and no Class A shares have been issued.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES

Comment 2. Please explain in the Investment Strategy for each Fund what is meant by “…low correlation to the equity and fixed income markets…” and “…moderate correlation to traditional equity markets”, respectively.

RESPONSE.  The Registrant has revised the Investment Objectives and Strategies of each Fund to reflect the fact that “volatility” was intended instead of “correlation” and the Funds seek lower or moderate volatility with respect to U.S. markets, respectively for each Fund.

Granite Harbor Alternative Fund:

“The Fund seeks long-term capital appreciation and income with lower volatility as compared to  U.S. equity and fixed income markets.”

The Fund defines lower volatility to mean less than 50% of the volatility of the S&P 500 Index, which is explained in the principal  investment strategy.

Granite Harbor Tactical Fund:

“The Fund seeks long-term capital appreciation with moderate  volatility compared to U.S. equity markets. “

The Fund defines moderate volatility to mean less than 75% of the volatility of the S&P 500 Index, which is explained in the principal investment strategy.

Comment 3.  With respect to “equity markets”, please describe whether this includes domestic equity markets, foreign equity markets, or equity markets referenced by a specific index.

RESPONSE.  Registrant has revised the disclosure to be clear it is referencing US equity markets.

Comment 4. Please be sure all risk factors have appropriate punctuation and bullet points.

RESPONSE.  Registrant has corrected any formatting issues.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra Borchers

Cassandra W. Borchers